Exhibit 4p

The Lincoln National Life Insurance Company

ENDORSEMENT

Endorsement Effective Date: February 1, 2020
Maximum Annual Advisory Fee Withdrawal Rate: 1.50%

This Endorsement is made a part of the Contract to which it is attached. Except as stated in this Endorsement, it is subject to all provisions of the Contract. In the event of a conflict with any provision of the Contract, the provisions of this Endorsement will control. This Endorsement takes effect on the Endorsement Effective Date shown above.

This Endorsement describes the impact, if any, of an Advisory Fee Withdrawal on any Rider(s) that may be attached to the Contract. An Advisory Fee Withdrawal is the amount withdrawn from the Contract Value to satisfy the Owner’s obligation to pay a financial professional directly for his or her work pursuant to an advisory agreement.

All references in this Endorsement to Contract Value will be construed to mean Account Value if a Variable Annuity Payment Option Rider is in effect under the Contract.

Advisory Fee Withdrawals will be subject to the withdrawals and surrender provisions of the Contract and any Rider(s) that may be attached to the Contract, except as described in this Endorsement.

Rider(s), for the purposes of this Endorsement, means any Variable Annuity Living Benefits Rider, Variable Annuity Payment Option Rider, Guaranteed Income Benefit Rider, Guaranteed Income Later Rider, Earnings Optimizer Death Benefit Rider, Enhanced Guarantee Minimum Death Benefit Rider, Guarantee of Principal Death Benefit Rider or the Enhanced Guarantee Minimum Death Benefit and Guarantee provided by Principal Death Benefit of the Estate Enhanced Death Benefit Rider that may be attached to the Contract.

Impact of Advisory Fee Withdrawals
Advisory Fee Withdrawals will impact the benefits and values provided by any Rider(s) that may be attached to the Contract as follows:
(a)
If the Cumulative Advisory Fee Withdrawal Percentage is less than or equal to the Maximum Annual Advisory Fee Withdrawal Rate, the total amount withdrawn for Advisory Fee(s) will not be treated as a Withdrawal as described in any Rider(s) attached to the Contract; and

(b)
If the Cumulative Advisory Fee Withdrawal Percentage exceeds the Maximum Annual Advisory Fee Withdrawal Rate, the amount of the Advisory Fee(s) that resulted in the excess Cumulative Advisory Fee Withdrawal Percentage will be treated as a Withdrawal as described in Rider(s) attached to the Contract.

The Contract Value of the Contract to which this Endorsement and the Rider(s) are attached, will be reduced by the amount of each Advisory Fee Withdrawal taken, regardless of the amount taken during the Contract Year.

We reserve the right to increase or decrease the Maximum Annual Advisory Fee Withdrawal Rate at any time upon advance written notice to the Owner. If an Advisory Fee is withdrawn prior to the date We reduce the Maximum Annual Advisory Fee Withdrawal Rate currently in effect, the Maximum Annual Advisory Fee Withdrawal Rate that applies to the Contract will never be less than 1.00%.

Cumulative Advisory Fee Withdrawal Percentage
The Cumulative Advisory Fee Withdrawal Percentage is the sum of the Advisory Fee Withdrawal Percentage(s) determined for each withdrawal of an Advisory Fee during a Contract Year. Any withdrawal of an Advisory Fee on the Contract Date anniversary will be processed by Us as if it were withdrawn during the prior Contract Year.

Each Advisory Fee Withdrawal Percentage is determined by A divided by B, where:
A =        the amount withdrawn from the Contract Value for the Advisory Fee; and
B =        the Contract Value immediately prior to the Advisory Fee Withdrawal.

Annual Advisory Fee Percentage Limit
The Cumulative Advisory Fee Withdrawal Percentage may not exceed 3.00% during any Contract Year.

Termination
This Endorsement will terminate upon the date the Contract to which this Endorsement is attached is terminated.